June 1, 2007



Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

	Re:	Scott's Liquid Gold-Inc.
		Form 10-KSB for the fiscal year ended December 31, 2006
		File No. 1-13458

Dear Ms. Salik:

	This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated April 26, 2007 with respect to the Form 10-KSB Report listed above. The text of the staff's comments is set forth below in bold followed in each case by the response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

	Response:	The responses below include proposed revisions to
disclosures in future filings where applicable.

Item 6.  Management's Discussion and Analysis

Results of Operations, page 16

2.	You state on page 19 that cost reductions were initiated in the third and fourth quarters of 2006, including a reduction in the number of employees and salary reductions for officers and certain employees. You estimate that these measures will result in a cost savings of approximately $700,000 on an annualized basis. Please clarify whether you incurred any employee termination costs or other types of restructuring costs associated with these cost reductions. If so, please provide the disclosures required by paragraph 20 of SFAS 146 as well as SAB
Topic 5:P.4.

	Response:	We did not incur any restructuring costs associated
with these cost reductions. We did provide a few weeks severance pay to the terminated employees. This severance pay was expensed during the period involved. There were no costs incurred which carried over to future periods.

Financial Statements

Notes to Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

(k)  Revenue Recognition, page 29

3.	Reserves for returns and allowances are recorded as a reduction of revenue, and are maintained at a level that management believes is appropriate to account for amounts applicable to existing sales. On page 4, you state that a recent practice of retailers has been to return products that have either been discontinued or not sold after a period of time. On page 17 of MD&A, you state that net sales of the new Alpha Hydrox products declined in 2006 compared to 2005 as a result of returns from one retailer in the second quarter as well as other factors. We also note a significant decline in Montagne Jeunesse products. Please help us further understand your accounting of estimated product returns by addressing the following:

	. Please disclose whether there is a limited or indefinite period of time during which you allow returns. Please clarify whether all of your products are subject to the same return policies or whether different products are subject to different policies;

	. Please provide us with a history of returns for the years 2003 through 2006 and the first quarter of 2007, by product category. Provide explanations for indicated trends; and

	. Please explain to us how you determined you meet the criteria of paragraph 6 of SFAS 48 at the time of sale to record revenue related to your products. Please provide separate explanations for your skin care products and your household products. Please discuss your consideration of the factors included in paragraph 8 in determining that the amount of future returns can be reasonably estimated as well as any other factors you consider appropriate in your industry. Please also address your consideration of the introduction of new products, which you discuss on page 2, that may result in larger than expected returns of current products.

	Response:	The Company manufactures and/or distributes two
different consumer product lines - household chemicals and skin care. With respect to both lines of products, the company publishes standard price lists from which discounts may be granted based upon order sizes or annual purchase volumes, etc. which are negotiated with the retail customer. Product is shipped and invoiced in response to the terms (timing, destination, pricing, payment terms, etc.) as stated on the
purchase orders issued by the buyer.   If any of the terms on a purchase
deviate from those previously negotiated with the customer, the purchase order is rejected and a new purchase order must be obtained with the
correct terms.   Payment terms are typical in that they state the
number of days permitted until payment is considered past due and may include discount for early payment. The timing of invoice payment is unrelated to any subsequent sales conditions or events of the customer.

Household Chemicals - With respect to these products, returns are permitted for only a limited time and, generally, returns are only allowed with respect to manufacturing defect. There may be exceptions in which a particular variety of product is just not compatible with a retailer's demographics. In such cases, the resolution is usually an exchange of product for a more suitable variety. We have been in the household products business for over 55 years and we have historically experienced very minimal return activity as supported by the experience over the past four years in which return levels have ranged from a low of 0.23% to 0.40% on sales volumes ranging from $9.5 million to $10.2 million as seen in the data below:

Year		Sales Volume	Returns  	  %
-------     ------------      -------     -----
2003		$ 9,470,600		$29,600	0.31%
2004		$10,231,500		$40,500	0.40%
2005		$ 9,451,800		$27,200	0.23%
2006		$ 9,559,400		$30,700	0.32%
2007(Q1)	$ 2,605,100		$ 4,900	0.19%

We maintain a small reserve for returns against our sales of household products that is estimated as a percentage of sales taking into account both historical experience and current information. This reserve has been adequate for these product returns.

Skin Care - With respect to these products, and as a result of competitive pressures, skin care products throughout the industry are sold with an unwritten "right of return" such that product will be repurchased if not sold through to the consumer. Not all retailers enforce this "industry standard" yet the major chains are very diligent to do just that. As a practical matter it is not feasible to establish the point in time when "sell through" to the consumer has occurred and thus we recognize revenue at the time our product is delivered pursuant to an existing arrangement (subject to the establishment of a reserve for returns). Applying historical experience and considering current information, the Company has established a reserve for its estimated returns and reviews the overall level of the reserve on a quarterly basis.

The Company's skin care business is comprised of a manufactured line of premium cosmetics and a line of value priced skin care products which it distributes for an unrelated foreign manufacturer.

With respect to the value priced skin care products, which are comprised primarily of single use sachets with a retail price point of below $4, the return history as shown below is quite minimal. This product's success is the result of the low price point and the large variety of "flavors" that are available. Because the products are inexpensive, consumers are not predisposed to return products that they do not care for. They simply select another of the variety in the future. However, lack of favor with the consumer shows up in lack of recurring sales of a given flavor. The lack of recurring sales may prompt the retailer to discontinue one flavor and select another (generally an exchange of offering) from the wide variety available for sale by the Company. Due to the low cost of this product to the Company, disposal of less popular selections has been readily accomplished through the "close-out" retail sector at or above our cost. Periodically, a flavor that may not sell well in this country is popular in another. In such cases we have been able to sell product back to our vendor.

Year		Sales Volume	Returns  	  %
-------     ------------      -------     -----
2003		$12,333,000		$209,500	1.7%
2004		$ 1,342,400		$244,900	2.2%
2005		$11,456,500		$407,000	3.6%
2006		$ 5,436,100		$197,800	3.6%
2007(Q1)	$ 1,034,000		$ 26,400	2.6%

The dramatic sales decline reflected above in 2006 is a direct result of a major retailer's decision to substantially reduce and/or eliminate the department within their stores where this product was merchandised in spite of our product being one of the most successful lines in the department. This retailer subsequently reinstated and repositioned the product in early 2007.

Due to the minimal levels of returns on these products, we maintain a modest reserve for returns against our sales of skin care products, calculated as a percentage of gross sales, which considers both historical experience and current information. Our estimated reserves have been adequate for these product returns.

With respect to the skin care products that we manufacture, the product line is at a price-point where significantly more competitors are at play and where a broader variety of technologies are being presented as the most effective solution for the treatment of various skin deficiencies. A large part of these products are sold by the drug store and grocery chains who are highly sensitive to unit sales volumes and quick to pull the plug on a product line. Because many of the competitors in this arena are larger and have substantial assets to support aggressive advertising campaigns, they are able to better sustain the sales volume these retailers are looking for. Consequently, our products are more prone to discontinuation or return at such retailers. In the specialty store area (beauty specific retailers) our gross sales volumes have maintained consistency ($300K to $400K at one retailer alone). Our line of diabetic skin care has been consistent as well running sales volumes near the $1.5 million range. Our product returns in the specialty store area and diabetic skin care have been minimal.

Our new product introduction in 2005 generated gross sales of approximately $3 million which declined to $2 million in 2006 largely reflective of the initial pipeline fills in 2005 not to be repeated in 2006. Our "original" cosmetic line, first introduced in 1992 and which achieved peak sales volumes in excess of $30 million in 1997, has steadily declined to the point that by 2004 had dropped to around
$3 million and further dropping to near $2 million in 2006. This volume slide on our original product reflects the reduced number of outlets at which our product may be found. As a direct result of the reduced presence in retail across the nation, our faithful consumers continue to find their way to our company web site where sales have steadily climbed reaching nearly $700K in 2005 and $800K in 2006. Returns at our web site are essentially non-existent.

When you look at the total sales below of our manufactured skincare products and factor out the stable and/or growing sectors (Diabetic, specialty store and web site), product sales which remain and are the primary source of return activity range from $2 million to $3 million. Returns experienced in 2005 and 2006 ran between 5% to 10% of these remaining sales volumes.


Year		Sales Volume	Returns  	  %
-------     ------------      -------     -----
2003		$ 6,362,700		$971,900	15.3%
2004		$ 4,545,000		$347,300	 7.6%
2005		$ 7,110,400		$221,000	 3.1%
2006		$ 5,374,100		$422,200	 7.9%
2007(Q1)	$ 1,599,000		$ 23,700	 1.5%

We maintain a returns reserve, which management reviews on a quarterly basis, taking into account both historical experience and current information, in an amount we believe is appropriate to provide for the likely return activity related to previously recognized sales of our skin care products. Our estimated reserves have been adequate for these products.

4. 	Please expand your revenue recognition policy to address all of the criteria of SAB Topic 13:A.1 in a similar manner to your Critical Accounting Policies on page 15. Please clarify what you mean when you state that generally your revenue recognition criteria is that there be an arrangement to sell the product, you have delivered the product in accordance with that arrangement, the sales price is determinable, and collectibility is probable.

Response:	The first sentence of the footnote to the financial
statements "(k) Revenue Recognition" as appears on page 29 of the Company's Form 10-KSB filing currently reads as follows:

	"Revenue is generally recognized upon delivery of products to customers, which is when title passes."

	We would propose that in future filings the above sentence would be superseded by the follow passage:

	"Revenue is recognized when an arrangement exists to sell our product, we have delivered such product in accordance with that arrangement, the sales price is determinable, and collectibility is probable."

Note 2.  Inventories, page 32

5. 	On page 17 of MD&A, you state during the first quarter of 2005 you began introduction of four new items in your Alpha Hydrox line of cosmetic products. This resulted in "pipeline" orders of the new items in 2005 that were not repeated in 2006. Net sales of the new Alpha
Hydrox products declined in 2006 compared to 2005 as a result of returns from one retailer in the second quarter, the filling of store shelves with the introduction of the product in 2005, and higher couponing and co-op advertising costs that are deducted from gross sales. You have continued to experience a drop in unit sales of your earlier established alpha hydroxy acid-based products due primarily to maturing in the market for alpha hydroxy acid-based skin care products, intense competition from producers of similar or alternative products, many of which are considerably larger than Neoteric Cosmetics, Inc. and reduced distribution of these products at retail stores in current and prior periods. We also note the steep drop in Montagne Jeunesse products in 2006, due to reduced product positioning at several key retailers. You state that you estimate reserves for slow moving and obsolete products and raw materials based upon historical and anticipated sales. Please provide us with a breakdown of your inventory and inventory reserve for obsolescence by product line as of December 31, 2006. Please tell us what consideration you gave to the decline in unit sales and other noted trends in determining the appropriate reserve to record for this inventory. Refer to Statement 5 of Chapter 4 of ARB 43.

	Response:	In considering unfavorable trends in unit sales in
reserves for inventory we look at our inventory for those suspect items and consider the likelihood that either through future sales of those products through our existing customer base or through close-out channels whether we will realize the value in our inventory. We also continually analyze our raw material purchasing to match as closely as possible what we are experiencing in sales volume. Historically we have not disposed of and thus written off much of our finished goods inventory as we have either sold it though existing channels, a close-out type retailer, and/or sales through our website where we continue to sell items not readily available at retail outlets.

		Regarding finished goods we realized at the end of 2006 that one variant of our Montagne Jeunesse line of skin care sachets was over valued based on our review of sales of that variant and the likelihood of future sales at/or above our cost, that the value of that inventory was too high thus we reserved a significant portion of that cost.

		Our reserves also include reserves for raw materials. We review our raw materials inventory, again based on our sales and usage. The majority of these reserves, based on that review, pertain to packaging we believe will change before we use it up or chemicals which we will not use before they expire. In 2006 we reserved an additional amount of approximately $20,000 for chemicals which we believe will expire prior to their use.

		Below is our breakdown of inventory and reserves:

                   Scott's Liquid Gold-Inc. and Subsidiaries
                               December 31, 2006

                     Inventory by
                     Product Line
                ----------------------
                    Raw      Finished
                  Material    Goods     Subtotal    Reserves     Total
                 ---------   ---------  ---------  ---------   ---------
Scott's Liquid
Gold and other
household
products           516,700     558,500  1,075,200    (22,700)  1,052,500

Touch of
Scent              177,100     117,100    294,200     (5,700)    288,500

Alpha Hydrox
and other skin
care products      492,800     524,500  1,017,300   (186,300)    831,000
Montagne
Jeunesse skin
care products      150,600   1,235,300  1,385,900   (266,500)  1,119,400
                 -------------------------------------------------------
                 1,337,200   2,435,400  3,772,600   (481,200)  3,291,400
                 =======================================================

Item 8A.  Controls and Procedures, page 40

6. 	You state that your disclosure controls and procedures were
effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please either state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also confirm to us that your disclosure controls and procedures were effective as of December 31, 2006 when evaluating based on the complete definition of disclosure controls and procedures.

	Response:	In the item on "Controls and Procedures," we will
state in future filings that the disclosure controls or procedures are effective, or are not effective, as of a specific date, such as: Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

We also confirm that our disclosure controls and procedures of the Company were effective as of December 31, 2006, using the complete definition of disclosure controls and procedures.

	We acknowledge that:
	. Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

	. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	. Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-295-8073) or Amy Bowler (303-295-8337) at Holland & Hart LLP, our attorneys. Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.




By:	/s/ Jeffry B. Johnson
      -------------------------------------
	Jeffry B. Johnson
	Treasurer and Chief Financial Officer